Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

As of June 30, 2010

The following interim financial information of CorpBanca as of June 30, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,322,887
Total assets	7,085,934

Current accounts and demand deposits	567,794
Time deposits and savings accounts	3,609,853
Borrowings from financial institutions	390,434
Debt issued	955,420

Consolidated equity	501,047
Shareholders’ equity	498,627
Minority interest	2,420

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	164,186
Provisions for loan losses	(30,933)
Operating expenses	(66,515)

Operating income	66,738
Income attributable to investments in other companies	284

Income before taxes	67,022
Income taxes	(11,232)

Net income for the period	55,790

Attributable to shareholders	56,310
Minority interest	(520)

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Raúl Recabarren Valderas	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer